MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

Cautionary Note regarding Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements" and information. These forward- looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements and information. Although the Company believes the expectations expressed in such forward-looking statements and information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements and information. Factors that could cause actual results to differ materially from those in forward- looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Cautionary Note regarding Non-GAAP Measurements

Cash cost per ounce/tonne is a not a generally accepted accounting principles ("GAAP") based figure but rather is intended to serve as a performance measure providing some indication of the mining and processing efficiency and effectiveness of operations. It is determined by dividing the relevant mining and processing costs including royalties by the ounces produced/tonnes milled in the period. There may be some variation in the method of computation of "cash cost per ounce/tonne" as determined by the Company compared with other mining companies. Cash costs per ounce/tonne may vary from one period to another due to operating efficiencies, waste to ore ratios, grade of ore processed and gold recovery rates in the period. We provide this measure to our investors to allow them to also monitor operational efficiencies. As a Non-GAAP Financial Measure cash costs should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Adjusted loss per share is also a Non-GAAP measure and is calculated by excluding the impact of certain fair-value accounting charges and once-off transactions. We also make reference in our disclosures to “working capital” which is also a Non-GAAP measure and includes cash and cash equivalents, trade and other receivables, current inventories, trade payables and accrued liabilities. There is material limitations associated with the use of such Non-GAAP measures.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources

This document refers to “measured mineral resources” and “indicated mineral resources”. We advise U.S. investors that while these categories of mineral resource estimates are recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the SEC does not recognize them. Mineral resources that are not mineral reserves do not have demonstrated economic viability. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC defined reserves.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This document refers to “inferred mineral resources”. We advise U.S. investors that while this category of mineral resource estimates is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the SEC does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of this mineralization has been demonstrated to be ore nor is considered to be a mineral reserve. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors Concerning Reserve Estimates

This document refers to “proven reserves” and “probable reserves” which have been determined in accordance with Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), which differ from the SEC’s standards for reserve classification.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

Great Basin is a mineral exploration and development company that is currently focused on delivering two advanced stage projects: the Hollister Project (“Hollister”) on the Carlin Trend in Nevada, USA and the Burnstone Project (“Burnstone”) in the Witwatersrand Goldfields in South Africa. The Company, currently recognized as an emerging producer, will migrate to the rank of a junior gold producer as production from these two projects increase during 2012 and 2013. Over and above the exploration being conducted at the above mentioned properties, greenfields exploration is being undertaken in Tanzania and Mozambique.

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the annual financial statements of Great Basin Gold Ltd. ("Great Basin", the "Company", or the “Group”) for the years ended December 31, 2011 and 2010 which are prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) and are available through the internet on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise. This MD&A is prepared as of March 30, 2012.

1.	Executive summary

Highlights for the year included :

  Year on year increase of 27% in Au eqv oz produced and 70% increase in revenue
  Burnstone capital project completed with commercial production in February 2011
  42% increase in Au eqv oz recovered through our Esmeralda mill compared to 2010
  $24 million in cash generated by operations compared to $3 million utilized by operations in 2010
  54% improvement in adjusted loss per share year on year
	12 months ended
	December 31 2011	December 31 2010
Recovered Au eqv oz	120,971	95,186
Au eqv oz sold	114,228	88,789
Realized Au eqv price	$1,491	$1,123
Revenue ($’000)	$170,324	$99,706
Profit/(loss) from operating activities ($’000)	$1,514	($17,908)
Net loss for the year ($’000)	($17,737)	($27,141)
Cash generated from (utilized by) operations ($’000)	$24,190	($2,725)
Adjusted loss per share	($0.06)	($0.13)

Financial results

The Company recorded a 70% increase in revenue as a result of a 29% increase in Au eqv oz sold as well as a 33% increase in the realized Au price. The increased revenue and improved operating margin allowed for much improved results from operating activities which recorded a profit of $1.5 million compared to the loss of $17.9 million in 2010. Profit from operating activities is expected to improve as production from our Burnstone mine increases. Burnstone recorded a net operating loss of $15 million in 2011, the first year of its production build-up. The interest expense recorded in earnings for 2010 is net of $30.6 million interest capitalized to mine development while our Burnstone mine was under construction. An impairment provision for $13.6 million was recorded against the loan advanced to our Black Economic Empowerment (“BEE”) partner, Tranter Burnstone (Pty) Ltd, under the 2010 guarantee agreement as a result of the decrease in the value of the shares our BEE partner owns in the Company that serves as collateral for the advance. Loss on derivative instruments include the $8.8 million loss on the advance settlement of the 2008 Senior Secured Notes in February 2011 as well as a net $21.2 fair value adjustment on the zero-cost-collar hedge structures entered into as a result of the Term Loan facilities executed during 2011. Our Nevada operations have demonstrated their ability to generate taxable earnings and therefore recognized a net $49.7 million deferred tax asset on their unused tax losses and resource pools.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

Basic loss per share improved 50% from $0.08 in 2010 to $0.04 in 2011 but remains impacted by fair value adjustments and capitalized interest. Adjusted loss per share eliminates the impact of these transactions and shows a 54% improvement from $0.13 loss per share in 2010 to $0.06 loss per share in 2011.

Hollister

The Nevada operations produced 97,610 Au eqv oz for the year (2010: 95,186 Au eqv oz), compared to the forecast of 100,000 Au eqv oz for the year. Fiscal 2011 was the first year that all material extracted from trial mining activities was processed at our Esmeralda mill, which showed a marked improvement in Au recovery from 2010, increasing from 82% to 92%. The performance of the acid wash and carbon regeneration circuit, which was commissioned during November 2011, has not yet reached planned levels and the mill continues with the process of replacing carbon on a continuous basis which in the short term impacts on the amount of Au eqv oz sold as well as the cash costs reported. In an effort to mitigate the time delay in recognizing produced metal as revenue and the insufficient capacity of local refiners, a shipment of loaded carbon was sent to Rand Refinery in South Africa in late December 2011 at an additional cost of approximately US$35 per Au eqv oz. Regular shipments of carbon to Rand Refinery will continue until April 2012 when the improvements to the acid wash and carbon regeneration circuit is expected to be completed. The year-on-year cash costs decreased by 9% to US$674 per Au eqv oz which is only marginally above the 2011 forecast of US$650 per Au eqv oz.

Additional emphasis on ore development is improving mining flexibility with the availability of additional stopes allowing for improved grade blending of extracted ore and more consistent performance on a monthly basis during 2012. The completion of the Upper-Zone ramp now allows for easy access for delineation drilling, with information obtained improving mine planning and scheduling. The good operational performance from the Nevada Operations is expected to continue in 2012, with production of 90,000 to 100,000 Au eqv oz at a cash cost of US$700 – 750 per Au eqv oz expected from trial mining.

Burnstone

The production ramp up at Burnstone continued during 2011, with ore development meters increasing by 149% from 1,167 metres in Q1,2011 to 2,900 meters in Q4,2011. Stoping square meters also increased by 77% from 3,760 in Q1,2011 to 6,653 in Q4,2011. Results from the long hole stoping mining method remain positive with stoping widths of approximately 80 cm being achieved on a consistent basis. Improved dilution control on ore development is positively impacting on the head grade of material delivered to the mill. Intersecting an 80 meter Graben fault in early 2011 as well as infrastructural challenges experienced during the year significantly impacted on the first year of production build-up at Burnstone. Due to the temporary water handling system being unable to handle the volumes of water generated from the increasing mining activities, underground flooding occurred in the latter part of 2011 and early 2012 which impacted on the advancement of development. This short term issue has now been resolved following the upgrading of the temporary water handling system. Additional pumps and backup pump columns are providing additional capacity to not only reticulate the water, but also to transport service water to all working ends, which will further improve rates of development and stoping. Permanent water reticulation infrastructure is under construction for completion in Q2,2012.

Total Au production for the year came to 23,361 Au ounces, approximately 6,000 Au ounces less than the revised guidance of 30,000 ounces.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

In-fill drilling comprising 19,051 meters from surface and 7,966 meters from underground was completed to January 31, 2012, increasing confidence in the 24 to 30 months mine plan. No significant faults were intersected over this period. In-fill drilling will continue over the medium to longer term.

The Metallurgical Plant is performing in line with expectation with 775,524 tonnes processed during 2011, an average of 65,000 tonnes per month. Mill feed is controlled to account for the lower than planned ore from development and stopes with the mill capacity being in excess of 145,000 tonnes per month.

Due to the loss of ore development ends following the Graben fault, a program to re-establish ore development ends commenced in Q2,2011 which increased ore development ends from 2 in June 2011 to 38 by the end of February 2012. As the remaining 12 temporarily flooded ore development ends become available during Q1,2012, the mine plans to meet its first development milestone of 1,500 ore development meters per month in Q2,2012, allowing the mine to reach its first production milestone of 22,000 sq meters of stoping and a production rate in excess of 10,000 oz per month in early Q3,2012.

Following a review of the current production levels and progress of underground development and infrastructure, the Company expects Burnstone to produce between 90,000 to 100,000 Au oz at a cash cost of US$900 – US$1,000 per oz for the 2012 fiscal year. These cash cost targets represent a marked improvement on the US$1,801 per oz achieved in 2011. As planned, the high ratio of development to stoping ore will continue to impact on the head grade delivered to the mill and cash costs for the balance of 2012.

Liquidity and funding

Net cash of $24.2 million was generated from operations during 2011, a marked improvement on the $2.7 million utilized by the operations in the prior year. In addition capital expenditure reduced from $230 million in 2010 to $159 million in 2011which reduced the net financing requirement during 2011 to $135 million compared to $233 million in 2010. In order to ensure adequate funding is available the Company executed 2 term loan facilities during 2011 with net proceeds, after settling existing debt and interest, of $36 million. Equity related transactions which included a bought deal public offering in February 2011 ($81 million) and warrants exercised ($29 million), contributed a net $115 million to cash reserves. Cash flow from operations is expected to increase during 2012 and beyond as our Burnstone mine increases its production to designed levels. Burnstone is expected to be cash flow positive by Q3,2012 (using a gold price of US$1,650 and a US$/ZAR exchange rate of 7.5) with its cash contribution to Group activities to increase in line with the production build-up. To ensure the Company has adequate funds available to fund the production build-up it launched and closed a $50 million bought deal public offering in March 2012. (Refer to March 30, 2012 press release.)

Ferdi Dippenaar, Great Basin Gold President and CEO, commented: “Our Nevada operations continue to perform in line with its current production potential by delivering a much improved set of results from trial mining for 2011. We expect a similar performance for 2012. The planned completion of the EIS during 2012 will allow the project to enter into commercial production which will have a positive impact on cash costs and the manner we report our earnings. Burnstone in its first year of production build-up, made significant strides in 2011 but were constrained by unexpected geological and infrastructural challenges. The continuing additional infill drilling is mitigating the risk of a reoccurrence in the short to medium term. Significant improvements are and have been made to the shaft and permanent underground infrastructure during the last 3 months. The continued improvement in ore development and stoping rates at Burnstone is reassuring, with more improvement expected in the second quarter of 2012 to get to the planned production levels.”

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

2.	Results of Operations for the Fiscal Year and Fourth Quarter

Revenue

The table below provides a summary of Au eqv oz sold.

	3 months ended			12 months ended
	December 31 2011	September 30 2011	December 31 2010	December 31 2011	December 31 2010
Nevada operations	17,603	22,790	31,911	92,239	62,604
Third party milling (Nevada operations)	-	-	389	-	26,185
South African operations	7,058	6,518	-	21,989	-
Total Au eqv oz sold	24,661	29,308	32,300	114,228	88,789

Au eqv oz sold for the quarter by our Nevada operations were impacted by the time delay in processing the carbon through third party refiners as well as the lower average contained Au eqv grade of tonnes trial mined. Recovered metal not sold increased by 3,847 to 13,095 Au eqv oz during the quarter. An agreement has been reached with Rand Refinery in South Africa to treat the carbon until such time as the upgrade to the acid wash and carbon regeneration circuit is completed which will allow for pouring dore at our Esmeralda mill and eliminate the dependency on third party refiners (refer to section 4.1 below for more detail on the upgrade and completion thereof). 100% of metal sold by our Nevada operations in 2011 were recovered through our Esmeralda mill, an increase of 29,635 Au eqv oz or 47%. The improved performance of the Esmeralda mill eliminated the need for third party milling.

Our South African operation commenced commercial production in February 2011 and sold 21,989 Au oz by December 31, 2011. Sales increased quarter on quarter during 2011 with an 8% increase recorded in Q4 2011.

Included in revenue for the quarter is $3.2 million (YTD $15.1 million) derived from the sale of 107,950 Ag ounces (YTD 469,614 Ag ounces) trial mined at our Hollister property.

Production costs

The following table provides a breakdown of the production costs incurred.

	3 months ended			12 months ended
	December 31 2011	September 30 2011	December 31 2010	December 31 2011	December 31 2010
Nevada operations ($’000)	14,285	15,070	24,292	60,827	65,683
South African operations ($’000)	14,345	15,483	-	40,716	-
Total production costs ($’000)	28,630	30,553	24,292	101,543	65,683
Cash production cost per Au eqv oz – Nevada operations	$805	$639	$748	$667	$810
Cash production cost per Au oz – South African operations	$1,834	$2,283	-	$1,821	-

The increase in cash production costs for the Nevada operations as compared to Q3,2011 is mainly due to the additional carbon transport costs incurred as a result of sending the carbon to Rand Refinery as well as the lower grade material processed during the quarter. Cash production costs per Au eqv oz for the year ended December 31, 2011 improved 18% over the comparative period in 2010 as a result of the improved throughput, recoveries and the continued costs management campaign.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

Cash production costs for our South African operations reduced by 20% to $1,834 (US$1,793/Au oz) during the quarter and are still impacted by the low average grade of ore resulting from the high ratio of development ore to stoping material being processed as well as the lower volumes than planned from stoping being mined and processed. Improvements in cost per ounce are expected as the grade increases to the average reserve grade of the ore body and production nears steady state levels. A more meaningful measurement during the production build-up phase is cash cost per tonne although also impacted by the lower than planned production volumes. Cash cost per tonne of $79 were achieved in Q4 2011 with the year to date in line with the expected costs of $71 per tonne during the production build-up.

Depletion charge

	3 months ended			12 months ended
	December 31 2011	September 30 2011	December 31 2010	December 31 2011	December 31 2010
Nevada operations ($’000)	1,169	1,174	2,061	5,063	6,673
South African operations ($’000)	(13)	233	-	490	-
Total ($’000)	1,156	1,407	2,061	5,553	6,673

This is a non-cash item and relates to the amortization charge on the Hollister and Burnstone mineral properties.

Depreciation charge

	3 months ended			12 months ended
	December 31 2011	September 30 2011	December 31 2010	December 31 2011	December 31 2010
Nevada operations ($’000)	1,053	894	609	3,933	3,427
South African operations ($’000)	268	4,136	-	8,746	-
Total ($’000)	1,321	5,030	609	12,679	3,427

This is a non-cash item and relates to the depreciation charge for the Nevada and South African operations. The increase year on year is due to the commencement of production at the Burnstone operation as well as the increase in trial mining activities at the Nevada operations.

Exploration expenses

The exploration expenses predominantly relate to underground exploration at our Hollister property which amounted to $8.1 million for 2011 (2010:$8.2 million). The remainder relates to our Tanzanian properties with limited costs incurred on exploration activities at Burnstone.

Pre-development expenses

The pre-development expenditures relate to underground development at our Hollister Project which increased to $17.7 million (2010:$13.4 million) during 2011 following the development of the Upper zone ramp. Underground development costs at our Hollister project will be expensed until such time as the Environmental Impact Statement (“EIS”) has been completed (expected Q3,2012). Refer to section 4.1for more details on the Hollister Project permitting.

Foreign exchange gain

This movement predominantly relates to the fluctuation between the Canadian (“$”) and United States (“US$”) dollar on the Senior Secured Notes (“SSN”) (up to settlement in March 2011), the US$150 million term facility agreement as well as the associated Zero Cost Collar (“ZCC’) hedge structure as these are denominated in US$.

Stock based compensation

The income statement charge relating to this non-cash expense is impacted by the quantum and timing of stock options issued as well as the valuation thereof being influenced by the option price and volatility of the Company’s share price.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

Interest expense

Interest expenses were capitalized during the construction phase of the Burnstone project in terms of the Company’s accounting policy. The construction phase concluded in January 2011 and interest expenses are now being expensed through the income statement. The interest expense recorded in earnings for 2010 is net of $30.6 million interest capitalized to mine development. The interest expense includes the accretion charge on the convertible debentures, interest on the term loan facilities as well as the interest incurred on the SSN up to settlement in March 2011.

Impairment of loan due from related party

An impairment provision for $13.6 million was recorded against the loan advanced to our BEE partner under the 2010 guarantee agreement as a result of the pro-longed decrease in the value of the shares our BEE partner owns in the Company that serves as collateral for the advance. Refer to section 8 for further details.

Loss on derivative instruments

Included in loss on derivative instruments are the following major elements:

a.	Loss on settlement of Senior Secured Notes

This is a non-cash accounting charge of $8.8 million resulting from the accounting policy for the SSN. A monthly accretion charge to increase the recorded liability was processed to increase the liability to the settlement value over the maturity period of the notes. Due to the notes being settled on March 15, 2011 as opposed to December 12, 2011 the remaining accretion charge was recorded on the day of settlement, resulting in an accounting loss on settlement. From a cash flow perspective the notes were settled in terms of the note agreement and no additional costs were incurred on settlement.

b.	Unrealized loss and mark-to-market adjustments on financial instruments

A fair value loss of $7.3 million was recorded in March 2011 on initial recognition of the ZCC hedge program for the US$70 million term loan entered into. A loss of $11.5 million was also recognized on the fair value movement of this ZCC hedge program for the year ended December 31, 2011. A fair value loss of $18.3 million was recorded in December 2011 as a result of the novation of the ZCC relating to the restructured US$150 million term facility. A profit of $7.7 million was recognized on the fair value movement of this ZCC hedge program since novation. The fair value adjustment recorded in the financial statements is calculated with reference to the price of the put and call options and is impacted by gold price volatility, US interest rates and the quantity and remaining term of the put and call options in the structure. These fair value adjustments are non-cash charges with cash earnings only impacted should the price of gold exceed the price of the call options (US$1,890 and US$1,930). Refer to section 8 for further detail on the ZCC hedge structures.

Income tax recovery

Our Nevada operations have now demonstrated their ability to generate taxable earnings and we therefore recognized a net $49.7 million deferred tax asset on their unused tax losses and resource pools.

Other comprehensive loss

A $100 million cumulative translation adjustment charge was recorded for the year relating to the devaluation of the South African Rand (“ZAR”) against the $ as well as the strengthening of the US$ against the $. The translation adjustment is recorded on conversion of the respective subsidiaries’ trial balances from their functional currency to the reporting currency of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

3.	Financial condition review

Total assets

Total assets increased by $95 million and current assets by $27 million since December 31, 2010 predominantly due to the increase in cash and cash equivalents, inventories as well as capitalized development costs at Burnstone. The net movement in total assets includes a $26 million depreciation and depletion charge as well as $101 million in foreign exchange movement on property, plant and equipment.

Total liabilities

Total liabilities increased by $89 million since December 31, 2010 mainly due to the following reasons:

  Trade payables and accrued liabilities
  The balance decreased by $17 million following the completion of the Burnstone construction program in February 2011. The remaining $11 million of the short term gold advance loan entered into during October 2011 is also included under trade payables and accrued liabilities.

  Convertible debentures
  The balance increased by $7 million due to the accretion charge being recorded over the term of this facility.

  Term facility and SSN
  The Company entered into a term facility agreement with Credit Suisse in March 2011 for US$70 million. US$52 million from the proceeds of this loan was used to settle the SSN on March 15, 2011. The Company restructured the 2010 US$72 million term facility into a US$150 million term facility in December 2011 of which US$130 million was drawn up to December 31, 2011.

  Other liabilities
  The net fair value liability on the hedge programs increased by $22 million year on year as a result of the restructured term facility and associated hedge structure and the increase in the gold price.

Shareholder’s equity

During the year ended December 31, 2011, the Company’s issued share capital increased by 61.7 million common shares due to the following transactions:

  Bought deal public offering
  The Company closed a $75 million bought deal public offering in February 2011. The 15% overallotment option of the underwriters was executed as well taking the gross proceeds to $86 million. 33.8 million shares were issued at a price of $2.55 per share which constituted a 5% discount to market price on the day.

  Share purchase warrants exercised
  24.7 million share purchase warrants were exercised for the 12 months ended December 31, 2011.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011
  Share purchase options exercised
  3.1 million share purchase options were exercised by employees and management.

At December 31, 2011, the Company had 476 million common shares issued and outstanding and 18 million share options were outstanding.

As of the date of this MD&A the Company had 542 million common shares issued and 33.4 million share purchase warrants outstanding following the closing of the $50 million equity offering on March 30, 2012. A further 23.3 million share options were also outstanding on the date of this MD&A.

Liquidity

The Company generated net cash of $24.2 million from operating activities during the year, compared to $2.7 million utilized in operations for the comparative period. The pre-development costs incurred at the Company’s Hollister project are being expensed and are also included under cash utilised in operating activities as opposed to investment activities where capital development is included.

Cash utilized in investment activities decreased to $164 million during the year compared to $232 million in 2010 which included the development of the Burnstone capital project. Approximately $20 million in payments to construction contractors for work completed in 2010 is included under investment activities for the 12 months ended December 31, 2011.

Net proceeds of $151 million were received from financing activities during fiscal 2011 (2010:$159 million). The net proceeds relate predominantly to the bought deal public offering in February 2011 and warrants and share options exercised ($115 million) and the net inflow on debt ($36 million).

The Company monitors its spending plans, repayment obligations and cash resources and acts with the objective of ensuring that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents.

Taking cognizance of the start-up risks associated with new projects management initiated and closed a bought deal public offering in February 2011 with net proceeds of $81 million received on February 23, 2011. Proceeds from this offering were used to settle outstanding construction creditors for Burnstone with the remainder predominantly used to fund working capital during the Burnstone production build-up.

The Company offered a $0.07 early exercise discount to holders of the $1.25 warrants expiring November 2011 in order to further mitigate the risk of inadequate cash flow resources during the production build-up phase at Burnstone. 10 million of the warrants were exercised prior to June 30, 2011 with another 9.2 million warrants exercised in July 2011 and the remaining approximately 223,000 warrants expired unexercised on November 15, 2011.

To negate the negative impact on working capital from the carbon shipment arrangement at our Nevada operation, a US$15 million gold sales advance was agreed with our bullion off taker, RK Finance Trust 1, during October 2011. This advance was settled by March 30, 2012.

The slower than planned production build-up at Burnstone had a consequential impact on the cash resources of the Company which remains a constant concern with investors. Taking cognizance of these concerns, the Company successfully negotiated the restructuring of Term Loan I (refer to annual financial statements), thereby increasing the facility to $152.6 million (US$150 million) and extending repayment to 2016. $135 million (US$130 million) of the restructured facility was drawn down up to December 31, 2011 with an additional $10 million (US$10 million) drawn down in February 2012. $10 million (US$10 million) is available for future draw down as of the date of this MD&A.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

On March 15, 2012 the Company announced that it has entered into an agreement pursuant to which a syndicate of Underwriters have agreed to, on a bought deal basis, to buy 66,700,000 units of the Company (the “Units”), at a price of $0.75 per unit, for aggregate gross proceeds of approximately $50 million (the "Offering"), by way of a short form prospectus. Each unit consist of one common share of Great Basin Gold (a “Common Share”) and one half of a purchase warrant (each whole warrant, a “Warrant”). Each warrant will be exercisable for a period of 2 years following the closing of the Offering at an exercise price of $0.90 per warrant. The Offering successfully closed on March 30, 2012 with the 15% over-allotment option granted to the Underwriters to remain open for a period of 30 days following the closing.Net proceeds from the Offering will be used towards working capital for the development and ramp up of the Burnstone Mine which is expected to turn cash flow positive by Q3,2012.

Delivering on planned production from both the Nevada and South African operations remains essential to the Company’s ability to fund its operations and meet its debt repayment obligations in the near term.

At December 31, 2011, the Company had net working capital1 of $3.5 million that included $26 million in cash reserves, another $14 million in near cash reserves and also had $20 million available to be drawn upon under the restructured term facility.

The Company has no "Purchase Obligations", defined as “any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction”.

4.	Operations review

4.1	Nevada operations

The Company’s Nevada operations consist of the Hollister Property (“Hollister”) located in the northern part of the Carlin Trend and the Esmeralda Property (“Esmeralda”) located in south west Nevada close to the border between Nevada and California. Great Basin’s surface exploration efforts at Hollister during 1997-2001 resulted in the discovery and delineation of several high-grade epithermal gold-silver vein systems on the property. The main vein systems, called Clementine and Gwenivere, have been accessed by decline and underground development for geological and resource confirmation and trial extraction of mineral resources; the development also provides staging for the ongoing exploration and development drilling that is in progress.

The EIS process for the Hollister Project is currently underway by the Bureau of Land Management (“BLM”). Pending the completion of the EIS process and receipt of BLM approval for the amended Plan of Operations, the underground exploration and development activities at Hollister must be conducted within the 275,000 ore tons per year limit set out in the Water Pollution Control Permit issued by the Nevada Department of Environmental Protection , and in a manner that aims to fully protect the environment and archaeological resources near the development and will not create any additional surface disturbance or significant new environmental impacts.

Esmeralda consists of patented and unpatented mining claims, fee lands, water rights and a mill. Ore extracted through the trial mining activities conducted at Hollister is trucked to Esmeralda for metallurgical processing.

___________________________
1 Working capital includes cash and cash equivalents, trade and other receivables, inventories, trade payables and accrued liabilities and is considered a non-GAAP measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

Other features of Esmeralda include crushing facilities, stockpile areas, waste rock facilities, roads and other miscellaneous areas. There are currently no mining activities or further exploration work being conducted at Esmeralda.

Esmeralda is approximately 220 miles (354 kilometers) from Winnemucca and approximately 290 miles (467 kilometers) from Hollister with 80% of the latter distance over paved roads.

Trial stoping and milling

	3 months ended			12 months ended
	December 31 2011	September 30 2011	December 31 2010	December 31 2011	December 31 2010
Ore tonnes to surface	22,431	26,474	24,946	96,030	89,613
Contained Au oz extracted	18,281	19,985	25,328	86,518	100,867
Contained Ag oz extracted	139,626	178,539	101,431	711,493	559,195
Contained Au eqv oz extracted	21,773	23,811	26,849	101,764	109,255
Contained average grade Au oz/tonne (gram/tonne)	0.81 (26.2 g/t)	0.75 (24.3 g/t)	1.02 (32.6 g/t)	0.90 (29.0 g/t)	1.17 (37.6 g/t)
Contained average grade Au eqv oz/tonne (gram/tonne)	6.22 (200.1 g/t)	6.74 (216.8 g/t)	4.07 (130.7 g/t)	7.41 (238.2 g/t)	7.08 (227.6 g/t)
Tonnes processed	24,328	29,869	25,003	98,068	116,029
Recovered Au oz	18,552	22.701	20,520	86,444	88,149
Recovered Ag oz	101,487	156,030	92,003	521,099	448,353
Recovered Au eqv oz	20,727	26,045	21,901	97,610	95,186
Recovery % Au	92%	92%	80%	92%	82%
Recovery % Ag	70%	74%	61%	72%	60%
Au eqv oz sold	17,603	22,790	32,300	92,239	88,789

The presentation of production results for the Nevada operations were changed from imperial to metric on January 1, 2011 to be consistent and comparable with production results reported for the industry and our South African operations. Comparative results have been adjusted to conform. The tonnes milled, Au and Ag ounces recovered as well as recovered Au eqv oz in the table above for the 3 and 12 months ended December 31, 2010 include the third party toll milling campaigns.

The Nevada operations produced 20,727 Au eqv ounces2 from trial mining activities during the quarter (Q3,2011: 26,045 Au eqv ounces) and 97,610 Au eqv oz for the full year of production (2010: 95,186 Au eqv oz), compared to an average annual forecast of 100,000 Au eqv oz for the year. As previously indicated, the high grade nature of the Hollister ore body can lead to quarterly grade fluctuations, and this occurred in this quarter. The Au eqv grade increased by 8% from 0.75 oz/t (24.3 g/t) in Q3,2011 to 0.81 oz/t (26.2 g/t) in Q4,2011.

___________________________
2 Gold equivalent (“Au eqv”) calculations use US$1,400/oz for Au and US$30/oz for Ag.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

Fiscal 2011 was the first year that all material extracted from trial mining activities was processed at our Esmeralda mill, which showed a marked improvement in Au recovery from 2010, increasing from 82% to 92%.Our Esmeralda mill increased recovered Au eqv oz by 47% in 2011 to 97,610 from the 69,001 Au eqv oz (73% of the total 2010 Au eqv recovered ounces) recovered in 2010. As the performance of the acid wash and carbon regeneration circuit, which was commissioned during November 2011, has not yet reached planned levels, the mill continued with the process of replacing carbon on a continuous basis and this impacted the amount of Au eqv oz sold as well as the cash costs reported for the quarter and year. In an effort to mitigate the time delay in recognizing produced metal in revenue and the insufficient capacity of local refiners, a shipment of loaded carbon was sent to Rand Refinery in South Africa in late December 2011 at an additional cost of approximately US$35 per Au eqv oz. Regular shipments of carbon to Rand Refinery will continue until April 2012 when the improvements to the acid wash and carbon regeneration circuit is expected to be completed. It is further expected that the Ag recoveries to be achieved once the upgrade is completed will be in the range of 75 – 80%.

As of February 2012, additional emphasis on ore development is improving flexibility with the availability of additional stopes allowing for improved grade blending of extracted ore and more consistent performance on a monthly basis. The completion of the Upper Level ramp now allows for access for delineation drilling with information obtained improving development planning and scheduling.

Progress on the Environmental Impact Statement

The Company has completed its review of the Draft Environmental Impact Statement (“DEIS”). BLM review of the DEIS, is expected to be completed in March 2012. BLM has commented on the Notice of Availability (“NOA”), but comments from certain authorities are still outstanding. Once the third party contractor has received all the comments, a “camera-ready” version of the DEIS will be produced. Hereafter BLM Elko will do a quality review of the DEIS and forward it to the BLM Washington office for publication along with the NOA.

The DEIS is expected to be published in April 2012 at which time the public participation process will commence. A favorable Record of Decision is expected in Q3,2012 that will mark the completion of the EIS and allow the Hollister project to enter into commercial production.

Underground exploration

Underground exploration and stope delineation drilling has continued during 2011 and Q1,2012. Statistics are shown below. In total 246 boreholes for 103,184 feet (31,268 meters) were completed to end February, 2012. These comprised 79 exploration and cover boreholes testing Clementine and SE Gwenivere targets (totalling 42,480 feet or 12,903 meters), 59 Upper Level (formally Blanket Zone) exploration/evaluation holes (totalling 24,078 feet or 7,296 meters), and 108 stope delineation holes (totalling 36,527 feet or 11,069 meters). After reduction to one rig after the second quarter of 2011, the operation has gradually built up to four underground rigs operating – one for epithermal vein/stope delineation, two small man portables for vein extension testing and Upper Level evaluation fan drilling, and a larger LM-90 rig commissioned specifically for the current drilling program under the Hollister open-pit excavations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

Hollister Underground Drilling Statistics – January 2011 to February 2012

Boreholes				Intersections
	No	Feet	Meters	No
Ug Exploration & Cover	79	42,580	12,903	215
Ug Upper Level evaluation	59	24,078	7,296	144
Ug Stope delineation	108	36,526	11,069	177
Total	246	103,184	31,268	536

Hollister Underground Drilling Results – January 2011 to February 2012

	Av Width	Av Au	Av Au	Av Ag	Av Ag	Max Au	Max Width
	ft	opt	g/t	opt	g/t	opt	ft
Ug Exploration & Cover	1.5	1.310	44.84	4.6	156.2	98.850	9.1
Ug Upper Level evaluation	3.1	0.385	13.17	1.1	35.3	7.119	17.5
Ug Stope delineation	1.1	0.770	26.37	5.2	176.5	11.580	5.0

Upper level exploration

A ramp and an Alimak raise accessing the Upper Level zones (previously Blanket Zone) of mineralization around the Tertiary – Ordovician unconformity has been completed to 5278 Level, from where I drifting has progressed towards high grade (+1 opt Au) grade shells formed above the Clementine (16-20) and Gwenivere (8-10) vein systems. This infrastructure has been vital in enabling the initiation of short fan drilling by recently commissioned Bazooka and SJ 252 drilling rigs. This phase of drilling is providing the basis for targeting trial stoping areas, and is expected to commensurate in an increase in Upper Level Indicated mineral resources.

Surface exploration

A phase of detailed surface mapping was completed during the summer 2011 field season, and has now been integrated with the sub-regional and minesite scale collation and interpretation of airborne magnetic, ground CSAMT (high resolution resistivity) and gravity data. The detailed surface work is providing significant support to the CSAMT interpretations (correlation of high resistivity spikes with volcanic vents/geyserites and hydrothermal breccias zones), as well as providing clear evidence for the western extension of the Gwenivere/Clementine system, supported by volcanic features at surface. Currently 15 significant vent areas, which are largely the visible “sinter caps”, have been identified, attesting to long-lived geothermal water circulation. A multitude of smaller associated vents and steam fumeroles etc have also been identified.

Drill programs planned for the 2012 field season (refer below) have been refined to test numerous features detailed by the geological analysis. The Hatter Graben is planned to be drilled to a resource classification subject to adequate funds being available and the Butte East and South Velvet targets are supported by the mapping and CSAMT interpretations. CSAMT high resolution resistivity data has been integrated with the surface mapping, plus empirical borehole data, and a number of new vein system targets are emerging from this work.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

Figure 1 : The Company’s planned surface exploration targets for Hollister

Plans for 2012

The Company plans to continue its trial mining (ore removal and processing) activities at Hollister within the allowable ore tonnage authorizations of its existing permits, with all extracted material to be processed at the Esmeralda mill. The Company, together with the BLM, will also continue working on finalization of the EIS for Hollister by Q3,2012.

The Nevada operation is targeted to produce an estimated 90,000 to 100,000 Au eqv oz in 2012 at a cash cost estimated to range between US$700 to US$750. Assuming successful completion of the EIS, the Company is expected to be in a position to move into commercial production expediently taking into account that trial mining will have reduced some of the risks that are normally associated with start-up operations. The Nevada operation is expected to incur capital costs of approximately US$31 million in 2012, which includes underground development for US$22.4 million, the construction of the power line (following completion of the EIS) for US$2.5 million, the upgrade of the Esmeralda tailings facility for US$3.4 million as well as completion of the West Alimak raise for US$2.7 million to be paid for out of proceeds from trial mining operations at the Hollister Gold Project.

A 2012 Mineral resource update for Hollister is pending resolution of QAQC for the silver analyses over the period up to July 2011. Pulps have been check assayed and certain changes have been made with respect to the preparation and acid digestion procedures for the assays. It is anticipated that a new resource estimate will be available during the second quarter of 2012. In the meantime a rigorous Indicator Kriging model has been applied for testing and forecasting trial mining tonnage and grades.

A surface exploration program on the previously identified Hatter Graben area and the South Velvet and Butte East target areas, immediately north of the current underground infrastructure, are planned subject to the availability of funding.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

4.2	South African operations

The Burnstone Property is located in the South Rand area of the Witwatersrand Goldfields, approximately 50 miles (80 kilometers) southeast of the city of Johannesburg and near the town of Balfour. The Burnstone Project has received all of the required permits to complete the development of the mine and to commence full-scale underground mining. Blocks B and C are the areas of the ore body to be mined in the next 36 months, while underground access to the remaining areas of the ore body under the mine plan is being developed.

Production results

	3 months ended December 31 2011	3 months ended September 30 2011	12 months ended December 31 2011
Ore development (meters)	2,900	2,786	8,402
Waste development (meters)	1,083	1,403	6,441
Total development (meters)	3,983	4,189	14,843
Stoping (square meters)	6,653	7,408	22,943
Ore tonnes to surface – development	126,282	138,158	499,309
Ore tonnes to surface – stoping	21,007	24,379	80,472
Ore tonnes to surface – total	147,289	162,537	579,781
Contained Au oz extracted - development	4,468	3,451	13,845
Contained Au oz extracted - stoping	2,423	2,705	7,609
Contained Au oz extracted - total	6,891	6,156	21,454
Contained average grade Au eqv oz/tonne (g/t)– development	0.04 (1.14 g/t))	0.02 (0.80 g/t)	0.03 (0.89 g/t)
Contained average grade Au eqv oz/tonne (g/t) – stoping	0.12 (3.71 g/t)	0.11 (3.57 g/t)	0.09 (3.04 g/t)
Contained average grade Au eqv oz/tonne (g/t) – total	0.05 (1.50 g/t)	0.04 (1.22 g/t)	0.04 (1.19 g/t)
Tonnes milled	160,762	209,224	775,524
Recovered Au oz	6,470	6,486	23,361
Recovery % Au	89%	89%	88%
Au oz sold	7,058	6,518	21,989

During early 2011 a Graben fault displacing the B2 mining block was encountered. An umbrella drilling programme consisting of 100 meter spacing between informing points was launched to determine the exact location of the B2 Block and to mitigate any risk of finding another similar structure in the medium term mine plan. Over 19 kilometers of umbrella type infill drilling was completed by December 2011 in the 24 month mining area which confirmed the location of the B2 Block and indicated no other major faults in the area. This drilling will continue to ensure that any potential displacement is identified in a timely manner to allow for incorporation into the mine plan. The localised displacement of the B2 mining block was not identified from previous, vertically orientated, surface drilling. The additional infill drilling not only provided comfort on the geological structures to be expected in the near term mine plan but also indicated that there was no material loss in mineral resources as a result of the Graben faulting.

66% additional waste development had to be undertaken during the six months ended June 30, 2011 due to the Graben fault encountered in the planned mining area. The additional waste development during the first six months of 2011 had a negative impact on ore development, with only 35% of the planned ore development achievable. 67% of the planned ore development for H2 2011 was completed with the available ore development ends now averaging over 38, up from 2 in June 2011. The ore to waste development ratio improved during 2011 with ore development increasing to 73% of total development by December 31, 2011. The targeted ratio being 85% ore and 15% waste development at steady state production.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

Due to the temporary water handling system being unable to handle the volumes of water generated from the increasing mining activities, underground flooding occurred in the latter part of 2011 and early 2012 which impacted on the advancement of development. Additional pumps and back-up pump columns are providing additional capacity to not only recirculate the water, but also to transport service water to all working ends, which will improve rates of development and stoping. The Company expects the mine to meet its first development milestone of 1,500 ore development meters per month in the second quarter of 2012. To achieve these rates, the mine will need a minimum of 38 ore development ends and each development end must advance on average by approximately 40 meters a month. By the end of March 2012, ore development rates in excess of 38 meters per end per month were being achieved and 38 ore development ends were available following the dewatering of all of the ends by March 30.

The continuing development of stoping blocks will open up additional development ends and allow ore development to increase to an average of 2,500 meters per month from approximately 63 ore development ends by the fourth quarter of 2012. This additional development will provide mining flexibility with an estimated eight months of mineable reserves being available by the end of 2012 which will further enhance the production build up during 2013 and 2014 to steady state production. The Company is also focusing on infrastructure improvements to improve capacity and productivity of ore handling underground which includes an automated ore loading system (completed), ore conveyer systems from the C mining block, a decline ramp down to the shaft bottom to allow for effective spillage clean-up and the completion of the first of three permanent clear water dams, inclusive of water settling dams by July 2012.

Further optimization of the Long Hole Stoping mining method continued during 2011 with a revised stope lay-out design, the Up-Dip Strike Pillar being implemented. This design increases the square meters available for stoping for each meter of ore developed by 88% from nine to over 17 square meters compared with the initial L-Pillar design. The ore development meters to open up the required 30,000 stope square meters per month will reduce from 2,307 meters to 1,764 meters at full production as a result of the revised stope lay-out. This reduction in ore development meters will allow the Company to expedite building up its ore reserves available for mining with flexibility in mining areas improving substantially. The concentration of mining in the various mining Blocks will also have a positive effect on the Company’s trackless mining equipment, labour and ventilation requirements. There will be a steady build-up over the next 18 months towards the target of having a one year ore reserves developed.

The revised up-dip strike pillar layout also allows for improved cleaning and can be adjusted in size depending on the available ground. Strike drives can be developed at any spacing, (e.g. at 50 meters if a stope block is required sooner or if a fault is intersected). The stope block will then only be 30x50 meters. Cleaning with water jets has been also improved with the cleaning gulley that now cuts through the support pillar and allowing the operator to remove ore at a down dip angle. The 20 meter holes that will be drilled at an up-dip angle will resolve challenges with de-sledging the holes drilled at a down-dip angle and thus becoming self-cleaning.

The shortfall in ore development not only impacted on the mined ounces, but also on the availability of stopes. A key ratio is the extracted Au ounces from ore development and stoping (development/stoping ratio). This ratio impacts on the head grade of tonnes delivered to the mill which in turn impacts on the recovered and sold ounces. 36% of contained Au ounces delivered to the mill were derived from stoping during 2011 compared to a targeted development/stoping ratio at steady state production of 65% of contained ounces from stoping. Ore development remains the key to delivering the planned production build-up and will therefore be the priority focus for 2012.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

In order to alleviate congestion and to prepare for the planned increase in blasted ore tonnes as the development rates increase, removing blasted material from underground received preference in February 2012. Drilling of stopes , however, continued during this period which will allow for an increased rate of production build up in March 2012. Over 12,000 m2 (up from 7,200 m2 in December 2011) of prepared stopes were available at the end of February 2012 for mining. In addition just over 6,000 m2 are partially developed. Achieving a minimum of 1,500 meters of ore development per month by July 2012 will allow for an average of 22,000 m2 of stoping and a production rate in excess of 10,000 ounces per month.

The Burnstone metallurgical plant is performing in line with expectations with 775,524 tonnes processed during 2011, an average of 65,000 tonnes per month. Mill feed is controlled to account for the lower than planned ore from development and stopes with the mill capacity being in excess of 145,000 tonnes per month. The low ore head grade delivered to the mill impact on the recoveries which is expected to improve to the targeted industry average of 95% as the grade increases in line with the average mineral reserve grade for the Burnstone Mine.

Commissioning of capital projects

The initial mine capital expenditure program has been completed and the mine commenced with production build-up in February 2011. Major capital projects that include the vertical shaft, metallurgical plant, decline, ventilation shaft and required surface and underground infrastructure were commissioned by January 2011. The components of the mine required to enter commercial production have thus been completed and commissioned and therefore concludes the development phase of the project. Further development costs are being capitalized as per the Company’s accounting policy.

Capital costs of US$130 million were incurred during 2011, which were higher than the estimate of US$105 million for a number of reasons. The additional development required to access the planned mining areas (resulting from the graben fault) contributed to the increase in expected capital as well as the final costs incurred on commissioning and close out of the major capital projects. The additional development required also necessitated an increase of the mining equipment to ensure the right suite of equipment is available.

Planned mine development rates were negatively influenced by the interruptions caused by the lack of permanent power supply, excessive water that had to be handled through temporary de-watering infrastructure and labour costs were higher due to a decision to recruit and train labour from the local community. The slower rate of mine development had a negative impact on the previously projected development costs.

US$530 million of the initial project capital expenditure was completed by December 31, 2011. The Company’s estimates of capital to be spent in 2012 and 2013 are presented below.

	2012 Estimates (US$ million)	2013 Estimates (US$ million)
Mine development	56	34
Vertical shaft	7	-
Mining equipment	12	7
Total estimated capital	75	41

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

Resource update

The Company announced an updated mineral resource estimate for Burnstone during the year. The updated mineral resource estimate, inclusive of all drilling and underground evaluation up to June 30, 2011, is tabulated below at a range of cutoffs. At a cutoff of 300 cmg/t, the total Measured and Indicated Resources contain approximately12.6 million ounces of gold, and the Inferred Resources contain approximately 10.1 million ounces of gold.

Class	Cut Off cmg/t	Tonnes Mt	Gold g/t	Gold oz
Measured	300	38.8	5.34	6,664,900
Measured	350	34.8	5.52	6,166,600
Indicated	300	28.1	6.59	5,947,780
Indicated	350	25.8	6.83	5,654,100
Total measured and indicated	300	66.9	5.87	12,612,600
Total measured and indicated	350	60.5	6.07	11,820,700
Inferred	300	72.8	4.30	10,061,900
Inferred	350	61.0	4.60	9,023,000

1.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
2.	Metallurgical recoveries are not applied to resource values.

At a 300cmg/t cut-off, the current update reflects a slight increase in tonnage (3%) and a slight drop in grade (-6%) when compared to the August 2010 estimate, include the mine’s mineral reserves and have been depleted with production to June 30, 2011 and are stated as of that date.

The mineral resource classification method applied in this update is in line with that utilized in the August 2010 estimate, with a minimum of six informing samples used for estimates in the Measured category, a minimum of three informing samples used for Indicated, and two informing samples used for Inferred. The total number of informing Kimberley Reef intersections utilized for the estimate is 2,050, a substantial increase from the 610 intersections used in the 2010 estimate. For the 2011 estimate, these include 514 from surface boreholes (339 in 2010), 42 from underground boreholes (35 in 2010), and 1,494 from underground channel composite samples (362 in 2010). In addition, a total of 819 historic deflections from surface boreholes have been used, where appropriate, for assay and sedimentological confirmation. Geozones developed from deposit modeling in the area of interest were updated as part of the basis for the estimation, but remain very similar to those used in the August 2010 resource update. These zones are delineated by a combination of variable geological parameters such as channel width, gold grade (g/t) and gold accumulation (cmg/t), footwall lithology, and sedimentary facies.

Variography, generated from the current geostatistical analyses for the estimates, is in line with previous observations. The continued underground exposure of Kimberley Reef from mine development is providing a basis for detailed evaluation data (channel samples) and structural mapping. All told, the results continue to demonstrate higher confidence in the estimated total Measured and Indicated resources.

Underground and surface exploration

Infill drilling (44 boreholes totaling 16,819 meters) was completed from surface during 2011 and to February 2012. This drilling continues to provide positive results in tightening up on the evaluation and structural geometry of certain mining blocks. Development and stope panel evaluation is undertaken by channel sampling of exposed sidewalls. Horizontal or shallow dipping cover drilling is undertaken for development control.

Over the review period channel samples continued to be taken, with over 18,700 samples taken to date. The summary gold grade (g/t), channel width (cw) and gold content (cmg/t) statistics for the various mining blocks are shown below.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

BLOCK	Channel Grade Au g/t	Planned Grade Au g/t	Channel Reef width CW cm	Planned Reef width CW cm	Channel Content Cmg/t	Planned Content Cmg/t
B2 B3 C3 C Upper	8.05 3.23 15.04 14.27	11.87 3.19 12.56 13.30	57 101 38 48	54 102 30 43	464 309 571 691	641 325 377 572
Averages	6.96	6.90	76	56	525	335

These results are in-line with or better than mine development expectations. The 2011 Life-of-Mine plan indicated an average channel width of 68 cm.

Surface Exploration outside the Burnstone Mining Right

Surface exploration continued on mineral rights located outside the Burnstone mining right, with the continuation of the shallow basin edge target evaluation program. The sub-cropping Kimberley Reef target at Roodepoort – Kildare has been advanced to a point where drill evaluation is the next phase. Subcropping Kimberley Reef on the farm Rietbult, northwest of the Burnstone shaft, was drilled during 2011, with mixed results due to extensive block faulting proximal to the basin bounding Suikerbos Fault.

Plans for 2012

Following a review of the current production levels and progress of underground development and infrastructure, the Company expects the Burnstone Mine to produce between 90,000 to 100,000 Au ounces at a cash cost of US$900 to US$1,000 per oz for the 2012 fiscal year. These cash costs targets represent an improvement on the actual costs achieved in 2011 (US$1,801 per oz), however the high ratio of development to stoping ore will impact on the head grade delivered to the mill and cash costs for the balance of 2012. All equipment required for the production build up is in place. All of our mining teams are currently in place and are undergoing intensive team training to enable them to plan, assess and adjust to the constantly increasing rate of production.

The expected production range also contemplates for the previously disclosed upgrade and completion of underground and shaft infrastructure. Achieving the planned production build-up would allow the Burnstone Mine to generate positive cash flow after capital investment (assuming a gold price of US$1,650 and a US$/ZAR exchange rate of 7.5) during the third quarter of 2012.

5.	Exploration properties

5.1	Tanzania

In Tanzania, exploration programs are being conducted in two separate geological terrains, namely the Archean (2.7 -3.3 billion years old “Ga”), greenstone-hosted, Lake Victoria Goldfields (north-west) and the Proterozoic (2.2 -1.6 billion year old Ga) Lupa Goldfields (south-west). The Company also manages a joint venture with African Barrick in the Geita Belt of the Lake Victoria Goldfields.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

Figure 2 : The Company’s project areas in Tanzania

The Company entered into an agreement in June 2011 whereby it granted Shanta Gold Limited (“Shanta”) the option, following the fulfillment of the conditions precedent, to acquire an 80% interest in the Company’s wholly-owned subsidiary, Shield Resources Limited (“Shield”), who is the holder of various prospecting licenses in the Lupa region of Tanzania.

In consideration for providing Shanta with the exclusive right to acquire the shareholding in Shield, Shanta is obliged to issue ordinary shares to the value of US$7 million and Shanta warrants to the value of US$7 million (at an implied value of 35p each) to the Company. Furthermore Shanta has to fund a US$12 million exploration program, spread over a period of 3 years commencing January 1, 2012. Shanta will acquire the 80% equity interest in Shield upon the completion of the exploration program. There is also a claw-back option in the agreement, whereby Great Basin can earn back into the assets if Shanta discover in excess of 500koz Indicated and Inferred resources.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

Figure 3 : Shield Resources / Shanta JV properties in the Lupa Goldfield.

Shanta has a proven track record in the Lupa region with prospects of near term production from their advanced development projects and we believe they are ideally suited to explore our properties in the region and add economical resources to the current resource base. The JV also provides Great Basin Gold with the flexibility to direct all our activities in Tanazania to our Geita project areas.

5.2	Russia

The Company disposed of it mineral rights on the island of Kurils (eastern Russia) during 2011. Although an initial phase of diamond drilling was completed in 2008, the project still requires a significant amount of phased exploration programs in order to generate a significant mineral resource base. The required exploration program did not form part of the Company’s medium term strategy.

5.3	Mozambique

The Company holds an 80% interest in an unincorporated joint venture with G S Minase Refnaria Limitade (“GSR”) in Mozambique. The purpose of the joint venture is to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties.

GSR currently owns the 17 square kilometer Tsetsera Property. The property was worked historically by artisanal miners, who crushed quartz vein material and panned gold from the fines. The artisanal miners have exposed over 985 feet (300 meters) strike length of quartz veins, 5 to 60 cm in width, within a phyllite (strongly metamorphosed sediments).

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

An initial soil sampling and ground geophysics program was completed on the property during 2008. A shear corridor in excess of 8,200 feet (2,500 meters) in strike and 1,310 feet (400 meters) in width has been identified for follow-up investigation. Although the project was placed on care and maintenance during 2009, a decision has since been made to continue with the joint venture.

6.	Market Trends

Gold opened at US$1,405 on January 4, 2011 and traded downwards to reach the low for 2011 of US$1,319 on January 28. A slow upward price trend followed for the remainder of H1 2011 which accelerated in H2 2011 with the highest closing price for 2011 of US$1,895 achieved on September 5. We saw significant volatility since then with gold trading between US$1,795 and US$1,531 where it also closed at on December 31, 2011. Gold traded at a cumulative average price of US$1,572 during the year. The volatility and increase in gold prices in 2011 was initially driven by the political unrest in the Middle-East and North–Africa with the Euro debt concerns adding to the momentum in the latter part of 2011 with gold again seen as the “safe-haven” investment. The volatility continues in the early part of 2012 with the Euro debt crisis remaining on the fore front and mixed signals as to the recovery in the Global economy. During 2012 gold traded at a cumulative average of US$1,692 up to March 30, 2012.

The price of silver also impacts on the revenue and earnings of the Company, although to a lesser extent than the price of gold. Included in revenue is 469,614 Ag oz sold from trial mining activities at Hollister. Silver opened on January 4, 2011 at US$30.63 and traded at a cumulative average of US$35.12 during the year before closing on US$28.18. Silver prices recovered in early 2012 and traded at a cumulative average of US$32,64 up to March 30, 2012.

The volatility in the gold price and unstable Global economic conditions impacted the share price performance of most junior developing precious metal resource Companies. The delay in the production build-up at our Burnstone project and the liquidity concerns created by this however impacted severely on our share price as the risk adverse strategy followed by most investors resulted in over selling of the Company’s shares. After opening at $2.95 on January 4, 2011 the share price traded downwards throughout the year and closed at $0.93 on December 31, 2011.

The exchange rate between the US$, $ and ZAR impacts on the Company’s earnings and cash flow. The ZAR opened at R6.62 against the US$ on January 4, 2011 and weakened to R8.52 in November 2011. After trading at an average exchange rate of US$1 = R7.23 during the year it closed at US$1 = R7.81 on December 31, 2011. The US$ and $ traded at an average of US$1 = $0.989 during the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

7.	Selected Annual and Quarterly Information

Presented in IFRS in thousands of Canadian dollars, except per-share figures and number of shares. Small differences arise from rounding.

	As at and for the years ended
	December 31 2011 $’000	December 31 2010 $’000	January 1 2010 $’000
Current assets Other assets	61,907 788,403	35,038 720,345	126,862 366,310
Total assets	850,310	755,383	493,172
Current liabilities Non-current liabilities Shareholders’ equity	79,459 299,283 471,568	115,525 174,141 465,717	72,974 90,938 329,260
Total liabilities and shareholders’ equity	850,310	755,383	493,172
Working capital (deficit)[1]	3,465	(27,976)	91,623
Revenue Expenses Loss for the year	170,324 (188,061) (17,737)	99,706 (126,847) (27,141)	33,738 (144,898) (111,160)
Basic loss per share	$ (0.04)	$ (0.08)	$ (0.36)
Adjusted loss per share	$ (0.06)	$ (0.13)	$ (0.28)
Weighted average number of common shares outstanding (thousands)	459,099	358,711	310,068

1 Working capital (deficit) includes cash and cash receivables, accounts receivable, inventory and accounts payable and is considered a non-GAAP measure.

	Dec 31 2011	Sept 30 2011	Jun 30 2011	Mar 31 2011	Dec 31 2010	Sept 30 2010	Jun 30 2010	Mar 31 2010
Current assets Other assets	61,907 788,403	46,263 729,034	76,575 750,077	105,633 718,825	35,038 720,345	60,102 618,993	84,904 516,191	92,613 408,856
Total assets	850,310	775,297	826,652	824,458	755,383	679,095	601,095	501,469
Current liabilities Non-current liabilities Shareholders’ equity	79,459 299,283 471,568	100,263 229,220 445,814	87,952 216,748 521,952	89,265 226,479 508,714	115,525 174,141 465,717	87,352 217,146 374,597	89,467 168,007 343,621	60,295 120,014 321,160
Total liabilities and shareholders’ equity	850,310	775,297	826,652	824,458	755,383	679,095	601,095	501,469
Working capital (deficit)[1]	3,465	(5,438)	30,314	49,419	(27,976)	(19,821)	15,400	48,987
Revenue Expenses Profit (loss) for the period	40,570 (2,928) 37,642	46,673 (80,660) (33,987)	56,738 (57,789) (1,051)	26,343 (46,684) (20,341)	42,714 (35,528) 7,186	12,230 (35,567) (23,337)	37,940 (42,843) (4,903)	6,822 (12,909) (6,087)
Basic earnings (loss) per share	$ 0.08	$ (0.07)	$ 0.00	$ (0.05)	$ 0.02	$ (0.07)	$ (0.01)	$ (0.02)
Adjusted earnings (loss) per share	$ (0.01)	$ (0.03)	$ 0.00	$ (0.01)	$ 0.02	$ (0.05)	$ (0.01)	$ (0.02)
Weighted average number of common shares outstanding (thousands)	475,709	473,856	454,559	431,624	405,857	351,739	340,609	336,893

1 Working capital (deficit) includes cash and cash receivables, accounts receivable, inventory and accounts payable and is considered a non-GAAP measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

The Company’s adjusted loss per share has generally been decreasing on a quarterly basis from $0.05 to earnings of $0.02 per quarter in Q4,2010. The generally decreasing losses are attributable to the increased gold sale proceeds from trial mining at Hollister as well as commencement of production at Burnstone, which benefited from higher gold prices and increased production. The Company also has an aggressive cost management project aimed at reducing the costs of the operations, as well as exploration and general corporate expenses. Pre-development expenditures at Hollister have been decreasing in line with the optimized mine designs and stoping techniques except during Q2 and Q3,2011 while the Upper zone ramp was being constructed. Timing of recognizing metal sales from our Nevada operations were impacted by the performance of the carbon regeneration circuit at our Esmeralda mill during 2011 which impacts on the Group earnings. All development costs relating to Burnstone have been capitalized in 2009 and 2010 with operating costs as well as the net interest expense recognized in earnings since February 2012. The Company expects earnings to increase during 2012 as production from our Burnstone mine increases and more consistent quarterly results are reported by our Nevada operations.

8.	Off-Balance Sheet Arrangements

(a) Financial guarantee

In 2007 Great Basin completed a series of transactions in order to achieve compliance with South Africa’s post-apartheid legislation designed to facilitate participation by historical disadvantaged South Africans (“HDSAs”) in the mining industry. This legislation is reflected in the South African Mining Charter and required Great Basin to achieve a target of 26% ownership by HDSA in the Company’s South African projects by 2014. In order to comply with these requirements, Tranter Burnstone (Pty) Ltd (“Tranter”), an HDSA company, acquired 19,938,650 Great Basin treasury common shares for $38 million (ZAR260 million) which, because it involved indirect economic participation in both the Hollister and Burnstone projects, was deemed equivalent to a 26% interest in Burnstone. Tranter borrowed ZAR200 million ($27 million) from Investec Bank Ltd (“Investec”), a South African bank, to partly fund the purchase of the shares and Great Basin gave a loan guarantee in favour of Tranter limited of ZAR140 ($19 million) million. A loan of $14 million (ZAR 108 million) was advanced to Tranter up to October 2011 under the guarantee agreement to enable Tranter to meet its interest payment obligation to Investec.

Tranter has been notified by Investec that it is currently in breach of the requirements of its loan agreement due to an unfunded cash margin call as a consequence of the decline in the value of the Great Basin common shares serving as collateral for the loan. The Company has advanced approximately $2.7 million (ZAR20 million) since November 2011 under the Guarantee agreement to assist Tranter to meet the margin call requirements and approximately $1.6 million (ZAR12 million) remains available to meet the unfunded cash margin of approximately $6 million (ZAR45 million). The Company is seeking, through ongoing discussions with Investec and Tranter, to assist Tranter to remedy their breach position and meet their future loan obligations. Whilst the outcome of the discussions is uncertain, the Company does not expect the outcome of these discussions to affect its current compliance with the Mining Charter or near term cash flow.

(b) Gold Fields royalty arbitration

The Company has received notification from Gold Fields Limited ("Gold Fields") that it intends to seek rescission of a 2007 agreement under which Gold Fields cancelled a 2% net smelter royalty over a majority of Area 1 of the Burnstone Mine. Under that transaction, which was part of the Tranter transaction described above, Gold Fields cancelled the royalty for consideration of $11 million (ZAR 80 million), that was paid by Great Basin in 2007, and on the condition that Gold Fields should receive certain Mining Charter score card credits from the South African government, Gold Fields donated the proceeds to Tranter which Tranter used to part fund the acquisition of the Great Basin shares. As Gold Fields has not received these credits, the Company and Gold Fields have been discussing a mutually acceptable settlement that will not impact on the transformation agenda of the South African Government. On March 12, 2012, Gold Fields gave notice of arbitration to the Company in respect of this matter. Management does not expect this issue to have an impact on the Company's near term cash-flow, development or production targets.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

9.	Contractual obligations

Contractually obligated cash flow requirements, including interest, as at December 31, 2011, are as follows:

	Total ($’million)	Less than one year ($’million)	1 to 3 years ($’million)	3 to 5 years ($’million)	More than 5 years ($’million)
Finance lease liability(i)(ii)	3.1	3.0	0.1	Nil	Nil
Operating lease obligations	0.2	0.2	Nil	Nil	Nil
Asset retirement obligations(iii)	7.2	Nil	Nil	Nil	7.2
Convertible debentures(iv)	156.4	10.1	146.3	Nil	Nil
Term loan I(i)(v)	151.8	6.3	73.2	72.3	Nil
Term loan II(i)(vi)	61.3	19.1	30.7	11.5	Nil
Other(vii)	0.9	0.1	0.2	0.2	0.4
Total	380.9	38.8	250.5	84	7.6

(i)	Amounts include scheduled interest payments.

(ii)

The principal debt amounts will be repaid in monthly installments over a period of 12 to 13 months and bear interest at 22.4% on outstanding capital. The finance leases are collateralized by the leased assets which had a carrying value of $4.5 million at December 31, 2011.

(iii)	The asset retirement obligations are not adjusted for inflation and are not discounted.

(iv)

The convertible debentures mature on November 30, 2014 and bear interest at the rate of 8% per annum. Interest is payable semi-annually in arrears on May 30 and November 30 of each year. The debentures are direct senior unsecured obligations of the Company and are guaranteed by certain of the Company’s subsidiaries.

(v)

In December 2011, the Company successfully negotiated the restructuring of Term loan I, thereby increasing the facility to $152.6 million (US$150 million) and extending repayment to 2016. $132 million (US$130 million) of the restructured facility was drawn down on December 15, 2011 with an additional $20.3 million (US$20 million) available for future draw down on December 31, 2011. The restructured facility now has a maximum term of 5 years from the December 15, 2011 drawdown and capital will be repaid in 16 quarterly consecutive installments, commencing on March 15, 2013. Term loan I bears interest at a premium of 4% over the 3 month US LIBOR rate and is secured by the Company’s Burnstone property, its assets and certain subsidiary guarantees.

(vi)

The Company closed the $69 million (US$70 million) term loan in March 2011 (“Term loan II”). Term loan II is being repaid in 16 remaining quarterly consecutive installments, bears interest at a premium of 3.75% over the 3 month US LIBOR rate and is secured by the Company’s Nevada assets.

(vii)	Other obligations include nominal environmental obligations.

10.	Transactions with Related Parties

Related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as agreed to by the parties. Refer to section 8(a) for a description of the Tranter transaction. There were no other material related party transactions during the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

Information relating to the Company’s related party transactions is available in the Company’s annual financial statements which are available on SEDAR at www.sedar.com.

11.	Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the most recent annual consolidated financial statements and a description of changes in accounting policies is set out in section 13 of this document.

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. These estimates may have a significant impact on the financial statements.

(a)	Mineral resources and reserves estimates and the impact on the carrying value of property, plant and equipment and depreciation and depletion charges

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metal prices, future operating costs, and various technical, geological, engineering and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves, which in turn could have a material effect on the carrying value of property, plant and equipment and depreciation and depletion charges.

The carrying value of property, plant and equipment are considered in terms of the remaining useful life of the particular asset. These estimates are prepared by engineers in accordance with their knowledge and experience in the mining industry. Re-assessment of the remaining useful life could cause a significant change in the carrying value recorded for property, plant and equipment.

Depreciation and depletion of mineral properties and mine infrastructure is calculated and charged to earnings on the unit-of-production method. Proven and probable mineral reserves as well as an allocation of mineral resources not yet included in the mineral reserves are used in the unit-of- production method. The allocation of mineral resources included in the calculation of depreciation and depletion is based on management’s estimates of resources to be converted into economical mineable reserves over the life of the project based on historical project and industry data on similar ore bodies. Changes to the mineral reserves and resources will impact on the depreciation and depletion charges recorded in earnings.

(b)	Inventories and the allocation of ore development, indirect mining and overhead expenses to production and underground development costs.

Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated cost necessary to perform the sale. Production costs include allocated ore development and overhead expenses and constitute the cost of an inventory item. The determination of estimated selling prices, estimated completion and selling costs, and cost allocations are done by management in accordance with their knowledge and experience in the mining industry. Additional information obtained in the future might impact on the allocation of these expenses.

(c)	Site reclamation obligations and the determination of accretion

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impact of the Company's operations, the effectiveness of the chosen reclamation techniques and applicable government environmental standards.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

(d)	Share based payments expense

From time to time, the Company grants share purchase options to directors, employees, and service providers. The Company uses an option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates.

(e)	Valuation of equity components

The Company from time to time may grant share purchase warrants as part of its capital raising and conclusion of business transactions. The Company uses an option pricing model to estimate a value for these warrants. This model, and other models which are used to value the warrants, require inputs such as expected volatility, expected life to exercise, and interest rates.

A compound financial instrument is a debt security with an embedded conversion option and requires the separate recognition of the liability and equity component. The fair value of the liability portion of the convertible bond was determined using a market interest rate for an equivalent debt instrument. This amount was recorded as a liability and the remainder of the proceeds was allocated to the conversion option and is recognized under contributed surplus.

(f)	Deferred income taxes

Deferred income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the statement of financial position and their corresponding tax values, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets also result from unused loss carry forwards and other deductions. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

(g)	Financial instruments

If the value for a financial instrument cannot be obtained from an active market, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, estimated market related interest rates, and option pricing models refined to reflect the issuer’s specific circumstances.

(h)	Mine development and production start date

Development of a project commence following the positive evaluation of the project feasibility and a conscious development decision by the Company. Various factors, including capital and production costs estimates, future metal prices as well as the extraction method of the minerals, might impact on the feasibility of a project during the development phase which are continuously evaluated and monitored as new information becomes available. The production start date is determined by evaluating the construction status of a project with specific reference to the availability of the major components required to commence with uninterrupted production of saleable metal. This decision is made prior to completion of the construction phase taking into account the various required technical performance levels of major asset components within the project. Subsequent events following the predetermined production start date is not taken into account.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

12.	Adoption of new Accounting Policies

Canadian public companies are required to prepare financial statements in accordance with IFRS, as issued by the International Accounting Standards Board for financial years beginning on January 1, 2011. On January 1, 2011, the Company adopted IFRS as the basis for preparing its consolidated financial statements and the Company’s audited financial statements for the years ended December 31, 2011 and 2010 have therefore been prepared in accordance with IFRS.

Refer note 2 and 29 of the annual financial statements for the year ended December 31, 2011 for additional information on new accounting policies and the impact of the IFRS conversion.

13.	New accounting pronouncements

The IASB issued revised standards and amendments, which, unless otherwise noted, are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

Refer to note 2 of the annual financial statements for the year ended December 31, 2011 for a detailed listing of revised standards and amendments.

14.	Financial Instruments

The Company disposed of its entire investment in Kryso Resources Plc (“Kryso”) during June 2010 for net proceeds of $3.5 million (GBP2.2 million). At disposal date the carrying value of the investment was $5.6 million (GBP3.6 million), which was calculated based on the closing price of GBP15.15 pence per share and an exchange rate of $1.55:1GBP.

The Company reclassified unrealized fair value gains of $2.6 million (GBP1.7 million) and $1.1 million foreign exchange losses ($1.5 million net) from other comprehensive income to current loss, resulting in a net realized gain of $0.5 million (GBP0.3 million) and $1.1 million foreign exchange loss being recorded in current loss.

Hedging programs

(i) Zero cost collar program I

In connection with Term loan I (refer note 15 of the annual financial statements for the year ended December 31, 2011), the Company executed a ZCC hedge program for a total of 105,000 gold ounces over a period of three years on August 13, 2010. Commencing January 2011, the Company was required to deliver 1,250 gold ounces per month over a twelve month period. The remaining 90,000 would have been delivered in 24 equal monthly deliveries of 3,750 gold ounces, starting January 1, 2012. The program included put options priced at US$850 and call options priced at US$1,705 per Au eqv oz.

Up to December 9, 2011, 12,500 gold ounce positions expired unexercised at no cost and the Company settled 2,500 gold ounces at a nominal loss of $0.19 million.

The restructuring of Term loan I included the novation of the outstanding positions as of December 9, 2011 into a revised ZCC hedge program for a total of 165,474 gold ounces over a period of 5 years.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

Marked-to-market movements until the novation on December 9, 2011 were calculated using an option pricing model with inputs based on the following assumptions:

	December 9 2011	December 31 2010
Gold price (per ounce) Risk free interest rate Expected life Gold price volatility	US$1,710 0.27% - 0.66% 1 – 24 months 19.93% - 32.52%	US$1,419 0.25% - 1.34% 1 – 36 months 17.3% - 27%

The fair value on inception, following novation and subsequent marked-to-market movement until December 31, 2011, were calculated using an option pricing model with inputs based on the following assumptions:

	December 31 2011	December 9 2011
Gold price (per ounce) Risk free interest rate Expected life Gold price volatility	US$1,564 0.33% - 1.285% 1 – 60 months 20.35% - 32%	US$1,710 0.27% - 1.30% 0.5 – 60.5 months 19.93% - 33.5%

The pricing and delivery dates of the put and call options are presented in (iii) below.

(ii) Zero cost collar program II

In connection with Term loan II (refer note 15 of the annual financial statements for the year ended December 31, 2011), the Company executed a ZCC hedge program for a total 117,500 gold ounces over a period of four years, commencing in January 2012, on March 10, 2011.

The fair value upon inception and subsequent marked-to-market movements were calculated using an option pricing model with inputs based on the following assumptions:

	December 31 2011	March 10 2011
Gold price (per ounce) Risk free interest rate Expected life Gold price volatility	US$1,564 0.33% - 1.06% 1 – 48 months 20.35% - 30.76%	US$1,410 0.40% - 1.91% 10 – 57 months 19.65% - 26.26%

The pricing and delivery dates of the put and call options are presented in note (iii) below.

(iii) Gold delivery positions

The Company’s gold delivery positions as at December 31, 2011 are as follows:

Put options

	Strike price	2012 AU oz	2013 AU oz	2014 AU oz	2015 AU oz	2016 AU oz	Total AU oz
ZCC – 1 ZCC – 1 ZCC – 1 ZCC – 2	$900 $950 $1,200 $1,050	21,312 - - 10,500	- 28,506 - 36,000	- - 34,008 36,000	- - 39,768 35,000	- - 41,880 -	21,312 28,506 115,656 117,500
		31,812	64,506	70,008	74,768	41,880	282,974

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

Call options

	Strike price	2012 AU oz	2013 AU oz	2014 AU oz	2015 AU oz	2016 AU oz	Total AU oz
ZCC – 1 ZCC – 1 ZCC – 2	$1,890 $1,930 $1,930	10,656 10,656 10,500	14,253 14,253 36,000	17,004 17,004 36,000	19,884 19,884 35,000	20,940 20,940 -	82,737 82,737 117,500
		31,812	64,506	70,008	74,768	41,880	282,974

Refer to section 8 above for information relating to the fair value of the financial guarantee and also note 27 of the financial statements for a summary of the Company’s financial assets and liabilities.

15.	Other

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

15.1	International financial reporting standards (“IFRS”)

The Company has converted its accounting framework to IFRS on January 1, 2011. The adoption of IFRS principles has not had a material effect on the manner in which the Company reports its accounts.

The Company’s IFRS conversion project began during 2009. A formal project plan, governance structure and a project team, including an external advisor, were established. The project philosophy was to align with current accounting practices and, where possible, to minimize the impact of any changes to the business. Regular reporting was provided to senior management and the Audit Committee of the Board of Directors.

The IFRS conversion project consisted of four phases: diagnostic; design and planning; implementation; and post implementation. The impact of the conversion to IFRS is set out in note 29 to the consolidated financial statements for the year ended December 31, 2011.

The conversion to IFRS has had a low impact on the financial record keeping, internal control and financial disclosure of the Company due to the historical exploration and project development nature of the Company’s business. Accounting systems have been assessed and re-configured to ensure accurate reporting under IFRS, both internally and externally. The Company’s key financial staff has been trained in IFRS and the majority of them have been exposed to reporting under IFRS for five years or more.

15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at March 30, 2012. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

Share Capital Structure
Equity type	Expiry date	Exercise price	Number granted (thousands)	Total (thousands)
Common shares				542,431
Share purchase options	April 18, 2012 July 15, 2012 October 9, 2012 February 10, 2013 March 26, 2013 April 10, 2013 August 3, 2013 November 9, 2013 January 14, 2014 February 11, 2014 March 11, 2014 April 12, 2014 July 5, 2014 July 15, 2014 September 26, 2014 October 17, 2014 November 21, 2014 January 23, 2015 March 26, 2015 March 11, 2016 May 5, 2016	$2.68 $1.49 $1.65 $1.78 $1.74 $3.60 $1.81 $2.96 $1.35 $1.75 $2.46 $1.49 $1.97 $1.49 $2.02 $1.64 $1.33 $1.10 $1.74 $2.46 $2.36	90 233 195 157 1,680 110 313 340 625 690 3,991 2,130 610 100 980 800 400 7,015 1,242 1,175 400	23,275
Share purchase warrants	March 30, 2014	$0.90	33,350	33,350
Convertible debentures	November 30, 2014	$2.15	58,837	58,837
Fully diluted shares				657,893

15.3	Non GAAP measures

The Company makes reference to certain non-GAAP measures in its reporting and believes that these measures, in addition to conventional measures prepared in accordance with GAAP, are used by certain investors to evaluate the Company’s performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Working capital

Working capital includes cash and cash equivalents, trade and other receivables, current inventories, trade payables and accrued liabilities and is considered a non-GAAP measure.

Cash production cost

The Company reports cash cost of ounces sold and tonnes produced. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. Cash production cost includes direct development, mining, royalties and processing costs incurred in the recovery of and disposal of Au and Ag as well as allocated overhead charges.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

The reconciliation of production cost to cash production cost is presented below:

	3 months ended December 31, 2011		3 months ended December 31, 2010
	Nevada ($’000)	South Africa ($’000)	Nevada[3] ($’000)	South Africa ($’000)
Production cost relating to metal sold Net proceeds tax included in income tax expense Average inventory cost adjustment. Non-cash overhead costs included in production cost.	14,285 285 - (396)	14,345 - (981)[4] (420)	23,580 278 - (1,853)	- - - -
Total cash production costs for the period	14,174	12,944	22,005	-
Au eqv oz sold Ore tonnes processed Cash production cost per Au eqv oz Cash production cost per tonne	27,603 24,328 $805 $582	7,058 163,848 $1,834 $79	31,911 39,087 $690 $563	- - - -

	12 months ended December 31, 2011		12 months ended December 31, 2010
	Nevada ($’000)	South Africa ($’000)	Nevada ($’000)	South Africa ($’000)
Production cost relating to metal sold Net proceeds tax included in income tax expense Average inventory cost adjustment. Less non-cash overhead costs included in production cost.	60,827 2,105 - (1,466)	40,716 - 756 (1,430)	46,267 1,216 - (964)	- - - -
Total cash production costs for the period	61,466	40,042	46,519	-
Au eqv oz sold Ore tonnes processed Cash production cost per Au eqv oz Cash production cost per tonne	92,239 98,068 $667 $627	21,989 563,972[5] $1,821 $71	62,604 76,748 $743 $606	- - - -

_________________________
3 Nevada results for the 3 and 12 months ended December 31, 2010 excludes production costs and sales relating to third party milling agreements.

4 An adjustment is made to eliminate the impact of the opening stock pile on February 1, 2011 on the average cost in the fist year of production build-up.

5 Processed tonnes are adjusted to eliminate the impact of the opening stock pile on February 1, 2011 on the cost per tonne reported.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

Adjusted loss per share

Adjusted loss per share is used by the Company to compare quarterly and annual results on a sustaining basis by eliminating certain fair value adjustments and out of the ordinary expenses incurred.

The reconciliation of loss per share to adjusted loss per share is presented below:

	3 months ended		12 months ended
	December 31 2011 ($’000)	December 31 2010 ($’000)	December 31 2011 ($’000)	December 31 2010 ($’000)
Profit (loss) for the period Interest expense capitalized Impairment of loan due from related party (Profit) loss on derivative instruments Income tax recovery	$37,642 - 13,680 (6,155) (49,678)	7,185 (5,931) - 3,075 -	(17,737) (2,515) 13,680 30,096 (49,678)	(27,141) (30,668) - 9,958 -
Adjusted (loss) profit for the period	(4,511)	4,329	(26,154)	(47,851)
Weighted average number of common shares outstanding (‘000) Adjusted (loss) earnings per share	475,709 ($0.01)	404,612 $0.01	459,099 ($0.06)	358,711 ($0.13)

15.4	Reconciliation of Use of Proceeds from February 2011 Offering

In February 2011, the Company undertook an offering of $86.26 million (including a 15% over-allotment option) of common shares with net proceeds after deducting Underwriters’ Fees and expenses of $81.4 million. The following table sets out a comparison of how the Company used the proceeds during the 10 month period following the closing date in February 2011, an explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

Intended Use of Proceeds of February 2011 Offering CAD$		Actual Use of Proceeds from February 2011 Offering and Explanation of Variance and impact on business objectives		(Over)/under expenditure
Offering Expenses	$0.5 million	Offering Expenses	$0.5 million	N/A
Underwriting Fee	$3.75 million	Underwriting Fee	$3.75 million	N/A
Burnstone Mine Mine development	$65 million	Mine development	$82.05 million	($17.05 million)
Hollister Gold Project Exploration	$5.8 million	Exploration	$ nil	$5.8 million
General working capital (over-allotment proceeds were not allocated)	$11.25 million	General working capital (over-allotment proceeds were not allocated)	$ nil	$11.25 million
Total	$86.3 million	Total	$86.3 million	$ nil
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones

The Graben fault (discussed above) detected in early 2011 had a negative impact on the planned production build-up for the Burnstone Mine and planned cash flow to be generated from metal sales produced from the Burnstone Mine. All funds raised during the February 2011 public offering were subsequently directed towards funding the mine development and working capital for the Burnstone Mine with planned surface exploration at the Hollister Gold Project postponed until such time as the Burnstone mine generates positive cash flow.

15.5	Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company evaluates its disclosure controls and procedures annually.

Under the supervision of our CEO and CFO, management conducted an evaluation of the effectiveness of our disclosure controls and procedures as at December 31, 2011. Based on this evaluation, our Chief Executive Officer and the Chief Financial Officer have concluded that, as at December 31, 2011, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in our annual filings, interim filings or other reports that we file or submit under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in such legislation and that these controls and procedures also provide reasonable assurance that material information relating to us is made known to our CEO and CFO by others.

It should be noted that while our officers believe that our disclosure controls and procedures provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, but not absolute, assurance that the objectives of the control system are met.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2011

15.6	Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Under the supervision of our CEO and our CFO, management conducted an evaluation of the effectiveness of our internal control over financial reporting as at December 31, 2011 based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2011 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.